AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23 2004

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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            _________________________

                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 13E-4F
        Issuer Tender Offer Statement Pursuant to Section 13(E)(1) of the
                         Securities Exchange Act of 1934
                            _________________________

                              PETROKAZAKHSTAN INC.
               (EXACT NAME OF ISSUER AS SPECIFIED IN ITS CHARTER)



                           PROVINCE OF ALBERTA, CANADA
            (JURISDICTION OF ISSUER'S INCORPORATION OR ORGANIZATION)

                              PETROKAZAKHSTAN INC.
                      (NAME OF PERSON(S) FILING STATEMENT)



                       CLASS A COMMON SHARES, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)



                                    71649P102
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                     SUITE 1460, SUN LIFE PLAZA, NORTH TOWER
                               140-4TH AVENUE S.W.
                                CALGARY, ALBERTA,
                                 CANADA T2P 3N3
                                 (403)-221-8435
    (NAME, ADDRESS (INCLUDING ZIP CODE) AND TELEPHONE NUMBER (INCLUDING AREA
        CODE) OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) filing statement)

                                  JUNE 11, 2004
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                            CALCULATION OF FILING FEE


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        Transaction Valuation                       Amount of Filing Fee
--------------------------------------------------------------------------------
          US$118,160,000(1)                            US$14,970.88(1)
================================================================================

(1) The fee has been calculated pursuant to the instructions for Schedule 13E-4F as prescribed by Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on the purchase of up to 4,000,000 Class A Common Shares at the maximum cash offer price of Cdn$160,000,000 per share and based on an exchange rate of Cdn$1.00 to USD$0.7385, the inverse noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York on June 9, 2004.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$14,970.88          Registration No.: 005-555855
Filing Party:  PetroKazakhstan Inc.
Form:  Schedule 13E-4F                        Date Filed:  June 14, 2004

                                EXPLANATORY NOTE

                  This Amendment No. 3 amends and supplements the Schedule 13E-4F (the "Schedule 13E-4F") filed with the U.S. Securities and Exchange Commission (the "Commission") on June 14, 2004 by PetroKazakhstan Inc., a company organized under the laws of Alberta, Canada (the "Company") (as amended on June 17, 2004 and July 20, 2004). The Schedule 13E-4F is hereby amended and supplemented by adding the following:

                  Reference is hereby made to the Press Release included in the Form 6-K of the Company filed with the Commission on July 23, 2004 that is incorporated herein by reference.


                                     PART I


                 INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

ITEM 1. HOME JURISDICTION DOCUMENTS

             1. Offer to Purchase and Circular dated June 11, 2004*

             2. Letter of Transmittal*

             3. Notice of Guaranteed Delivery*

             4. Letter to Shareholders*

             5. Letter to Optionholders*

             6. Form of Broker Letter to Clients*


* Previously filed.



ITEM 2. INFORMATIONAL LEGENDS

                  See the cover of the Offer to Purchase and Circular (previously filed).

                                    PART II

               INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following exhibits have been filed as part of this schedule.

EXHIBIT            DESCRIPTION
-------            -----------

1.1* Press release dated June 14, 2004 announcing commencement of the issuer bid.
1.2* Annual Information Form of PetroKazakhstan Inc. for the year ended December 31, 2003, dated May 19, 2004.
1.3*               Annual Report on Form 40-F of PetroKazakhstan Inc.
                   (incorporated by reference to the Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission on June 17, 2004).
1.4* Press Release dated July 20, 2004 announcing the preliminary results of the Dutch auction substantial issuer bid of the Company (incorporated by reference to the Form 6-K filed with the U.S. Securities and Exchange Commission on July 20,
                   2004).
1.5 Press Release dated July 23, 2004 announcing the final results of the Dutch auction substantial issuer bid of the Company (incorporated by reference to the Form 6-K filed with the U.S. Securities and Exchange Commission on July 23,
                   2004).

* Previously filed.


                                    PART III

                 UNDERTAKINGS AND CONSENTS TO SERVICE OF PROCESS

1. UNDERTAKINGS

                  The issuer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

                  The issuer also undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2. CONSENT TO SERVICE OF PROCESS

                  Concurrently with the filing of the Schedule 13E-4F on June 14, 2004, the issuer filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

                                     PART IV

                                   SIGNATURES



                  By signing this Amendment No. 3 to Schedule 13E-4F, PetroKazakhstan Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing of this Amendment No. 3 to Schedule 13E-4F or any purchases or sales of any securities in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant's designated agent.

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 23, 2004


                                    PETROKAZAKHSTAN INC.


                                    By: /s/ Anthony R. Peart
                                        --------------------------------
                                        Name:  Anthony R. Peart
                                        Title: Senior Vice President, General
                                               Counsel and Corporate Secretary

                                  EXHIBIT INDEX

EXHIBIT            DESCRIPTION
-------            -----------

1.1* Press release dated June 11, 2004 announcing commencement of the issuer bid.
1.2* Annual Information Form of PetroKazakhstan Inc. for the year ended December 31, 2003, dated May 19, 2004.
1.3*               Annual Report on Form 40-F of PetroKazakhstan Inc.
                   (incorporated by reference to the Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission on June 17, 2004).
1.4* Press Release dated July 20, 2004 announcing the preliminary results of the Dutch auction substantial issuer bid of the Company (incorporated by reference to the Form 6-K filed with the U.S. Securities and Exchange Commission on July 20,
                   2004).
1.5 Press Release dated July 23, 2004 announcing the final results of the Dutch auction substantial issuer bid of the Company (incorporated by reference to the Form 6-K filed with the U.S. Securities and Exchange Commission on July 23,
                   2004).

* Previously filed.